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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 27
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

                            ------------------------

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    This Amendment No. 27 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, as amended, dated as of May 22, 1995, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $15 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplements thereto dated April 4, 1997 and June 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On July 16, 1997, the Parent received a copy of a letter from the Company to the Court in the Defensive Tactics Litigation indicating that, although the Company conceded that it would call the Dead-Hand Elimination Proposal for a vote at the Annual Meeting, the Company intended for such vote to be on a "contingent basis" and did not intend to tabulate votes or announce results unless there was a reversal of the Court's order on appeal. The Parent believes that the Court's order does not justify such action by the Company and that such action by the Company would be in violation of the federal securities laws and Georgia state law. On July 17, 1997, the Parent sent a letter to the Court responding to the Company's letter and stating the Parent's belief that its pending motion for clarification or stay of the Court's Order in this regard still needed to be decided before the Annual Meeting. The full texts of the Company's letter to the Court and the Parent's letter to the Court are set forth in Exhibit 11(g)(21) and Exhibit 11(g)(22), respectively.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (g)(21)  Letter from the Company to the Court dated July 15, 1997.

    (g)(22)  Letter from the Parent to the Court dated July 17, 1997.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: July 17, 1997
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                                 EXHIBIT INDEX

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      EXHIBIT                                                                                                  PAGE
        NO.                                               DESCRIPTION                                           NO.
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

Exhibit 11(g)(21)    Letter from the Company to the Court dated July 15, 1997..............................

Exhibit 11(g)(22)    Letter from the Parent to the Court dated July 17, 1997...............................
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